
CANADIAN
WESTERN BANK
Realizing our promise.

082-04478

RECEIVED
2010 MAR 17 P 1:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



10015378

March 4, 2010

Mr. Paul Dudek
S.E.C. - International Corporate Finance
Stop 3628
100 F Street NE
Washington DC 20549
USA

SUPPL

Dear Mr. Dudek:

Attached please find the latest Q1 2010 release from Canadian Western Bank dated March 4, 2010 for filing as required by Rule 12g3-2(b):

Yours truly,
CANADIAN WESTERN BANK

Allen Stephen, CA
Assistant Vice President, Finance

Enclosure

3/19


BEST
EMPLOYERS
IN CANADA
2009
REPORT ON BUSINESS



CANADIAN WESTERN BANK GROUP
BANK · TRUST · INSURANCE · WEALTH MANAGEMENT

NEWS RELEASE

CWB reports exceptional first quarter financial performance
Record earnings and total revenues
Dividends declared on both common and preferred shares

Edmonton, March 4, 2010 – Canadian Western Bank (CWB on TSX) today announced an exceptional first quarter financial performance highlighted by record earnings and total revenues and the Bank's 87th consecutive profitable quarter. First quarter net income of $40.0 million increased 56% compared to the same quarter last year. The increase reflects a 57 basis point recovery in net interest margin, on a taxable equivalent basis (teb – see definition following Financial Highlights table), to more normal historical levels and very strong other income. Diluted earnings per common share increased 30% to a record $0.52 and include the net impact of the preferred units issued in March 2009. Compared to the prior quarter, the combined positive impact of a 22 basis point recovery in net interest margin (teb), a 19% increase in other income and lower non-interest expenses led to growth in net income and diluted earnings per common share of 32% and 33%, respectively.

First Quarter Highlights:
(three months ended January 31, 2010 compared with three months ended January 31, 2009 unless otherwise noted)

- Record net income of $40.0 million, up 56%.
- Record diluted earnings per common share of $0.52, up 30%, which includes the net impact of the preferred units issued in March 2009.
- Record return on common shareholders' equity of 18.0%, up 330 basis points. Total shareholders' equity surpassed the $1 billion milestone.
- Record quarterly total revenues (teb) surpassed the $100 million milestone to reach $100.7 million, up 31%.
- Net interest margin (teb) of 2.56%, up 57 basis points compared to last year and up 22 basis points from the prior quarter.
- Tier 1 capital ratio of 11.6% and total capital ratio of 15.1%, up from 8.7% and 13.0% respectively.
- Record quarterly earnings contribution from Canadian Direct Insurance.
- Announced the acquisition of National Leasing Group Inc. (National Leasing), completed February 1, 2010.

On March 3, 2010, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on April 1, 2010 to shareholders of record on March 18, 2010. This quarterly dividend is unchanged from both the previous quarter and one year ago. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on April 30, 2010 to shareholders of record on April 21, 2010.

Record banking and trust earnings of $36.7 million were up 48% compared to the same quarter last year as the positive earnings impact from the strong recovery in net interest margin and 3% loan growth helped push this segment's total revenues (teb) up 27% to reach $93.2 million. Quarterly net income from insurance operations was a record $3.3 million, up $2.5 million compared to a year earlier reflecting a positive $1.9 million before tax contribution from the Alberta risk sharing pools and solid results in the core underwriting business.

"The first quarter included record performance from both business segments that resulted from a combination of positive circumstances," said Larry Pollock, President and CEO of CWB. "Margins recovered more quickly than we expected and Canadian Direct posted a very strong contribution. High gains on securities sales further increased earnings reflecting both our investment strategies and favourable capital market conditions. While it will be very difficult to duplicate these exceptional results through the remaining three quarters, fiscal 2010 is so far shaping up to be a great year for CWB."

"The real benefit of strategies implemented in fiscal 2009 to help mitigate margin compression, together with lower deposit costs, is now clearly evident. Although we expect net interest margin will be stable from here on, absent meaningful increases in the prime rate, this recovery will positively impact our results for the rest of the year."

"Overall loan growth continues to be impacted by the recessionary slowdown and an atmosphere of uncertainty, particularly in the equipment financing and real estate construction portfolios," continued Pollock. "While there are many positive indicators, we expect ongoing challenges until there is a sustained and clear recovery in global economies. We have exceptional growth potential, but our near-term focus will remain concentrated on maintaining our sound credit quality as we progress through the bottom of the current credit cycle."

"Perhaps the most significant highlight this quarter was our announced acquisition of National Leasing, which we completed on February 1st. This company, with its seasoned management and dedicated employees, is an excellent fit with the CWB Group. National Leasing immediately adds about $390 million of balance sheet assets and should be accretive right out of the gate. But that's just the beginning; we believe this acquisition represents a meaningful step in taking CWB to another level of profitability and growth," Pollock added.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended January 31 2010	October 31 2009	January 31 2009	Change from January 31 2009
Results of Operations				
Net interest income (teb - see below)	$ 74,306	$ 68,012	$ 54,596	36 %
Less teb adjustment	2,563	2,397	1,586	62
Net interest income per financial statements	71,743	65,615	53,010	35
Other income	26,366	22,087	22,351	18
Total revenues (teb)	100,672	90,099	76,947	31
Total revenues	98,109	87,702	75,361	30
Net income	40,035	30,357	25,619	56
Earnings per common share				
Basic[1]	0.57	0.42	0.40	43
Diluted[2]	0.52	0.39	0.40	30
Return on common shareholders' equity[3]	18.0 %	13.7 %	14.7 %	330 bp[4]
Return on assets[5]	1.25	0.91	0.93	32
Efficiency ratio[6] (teb)	40.0	46.1	47.3	(730)
Efficiency ratio	41.0	47.4	48.3	(730)
Net interest margin (teb)[7]	2.56	2.34	1.99	57
Net interest margin	2.47	2.25	1.93	54
Provision for credit losses as a percentage of average loans	0.16	0.15	0.15	1
Per Common Share				
Cash dividends	$ 0.11	$ 0.11	$ 0.11	- %
Book value	12.67	12.16	11.10	14
Closing market value	20.56	21.38	11.93	72
Common shares outstanding (thousands)	63,977	63,903	63,468	1
Balance Sheet and Off-Balance Sheet Summary				
Assets	$ 11,641,634	$ 11,635,872	$ 10,907,072	7
Loans	9,282,180	9,236,193	8,993,453	3
Deposits	10,003,921	9,617,238	9,523,097	5
Subordinated debentures	315,000	375,000	375,000	(16)
Shareholders' equity	1,020,642	986,499	704,603	45
Assets under administration	5,461,921	5,467,447	4,141,064	32
Assets under management	880,786	878,095	809,500	9
Capital Adequacy[8]				
Tangible common equity to risk-weighted assets[9]	8.4 %	8.0 %	7.5 %	90
Tier 1 ratio	11.6	11.3	8.7	290
Total ratio	15.1	15.4	13.0	210

(1) Basic earnings per share is calculated as net income less preferred share dividends divided by the average number of common shares outstanding.
(2) Diluted earnings per share is calculated as net income less preferred share dividends divided by the average number of common shares outstanding adjusted for the dilutive effects of stock options and warrants.
(3) Return on common shareholders' equity is calculated as annualized net income after preferred share dividends divided by average common shareholders' equity.
(4) bp - basis point change.
(5) Return on assets is calculated as annualized net income after preferred share dividends divided by average total assets.
(6) Efficiency ratio is calculated as non-interest expenses divided by total revenues.
(7) Net interest margin is calculated as annualized net interest income divided by average total assets.
(8) Capital adequacy is calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
(9) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by OSFI.

Taxable Equivalent Basis (teb)
Most banks analyze revenues on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other banks. Total revenues, net interest income and income taxes are discussed on a taxable equivalent basis throughout this quarterly report to shareholders.

Non-GAAP Measures
Taxable equivalent basis, return on common shareholders' equity, return on assets, efficiency ratio, net interest margin, provisions for credit losses as a percentage of average loans and tangible common equity to risk-weighted assets do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

Canadian Western Bank (CWB or the Bank) is pleased to report exceptional financial performance for its 87th consecutive profitable quarter, a period spanning nearly 22 years. Highlights for the first quarter included the achievement of record earnings and total revenues and the announcment of CWB's acquisition of National Leasing Group Inc. (National Leasing), completed on February 1, 2010.

First quarter net income of $40.0 million was up 56% ($14.4 million) compared to the prior year, while diluted earnings per common share increased 30% ($0.12) to a record $0.52. Lower percentage growth for diluted earnings per common share compared to net income reflects the net impact of the preferred units issued in March 2009. The quarterly net interest margin (teb) of 2.56% represented a return to more normal historical levels and led to record total revenues, on a taxable equivalent basis (teb – see definition following Financial Highlights table), of $100.7 million, a 31% ($23.7 million) increase. Other income was up 18% ($4.0 million) and included a record $3.3 million quarterly earnings contribution from Canadian Direct Insurance. Compared to the previous quarter, net income and diluted earnings per common share increased 32% and 33% respectively and include the combined positive impact of an improved net interest margin, higher other income and slightly lower non-interest expenses.

The Bank's very strong Tier 1 and total capital ratios at January 31, 2010 of 11.6% and 15.1%, respectively, remained well above our internal target thresholds and continued to build from prior quarters with the ongoing retention of earnings. The combination of CWB's very strong balance sheet and capital position continue to provide us with flexibility to deploy capital and pursue strategic growth opportunities for the long-term benefit of CWB shareholders. The completed acquisition of National Leasing is expected to have a modest negative impact on capital adequacy ratios. We will report National Leasing's financial performance as a component of the banking and trust segment beginning with our second quarter results.

Return on equity of 18.0% was up 330 basis points compared to the same quarter last year and 430 basis points from the prior quarter. Quarterly return on assets of 1.25% represented a 32 basis point improvement from a year earlier and was up 34 basis points compared to last quarter. Compared to the first quarter last year, profitability ratios benefited from the strong recovery in net interest margin and higher other income, partially offset by the net impact from the preferred units issued in March 2009. The higher profitability ratios compared to the previous quarter reflect the factors already noted excluding the impact of preferred share dividends.

Dividends

On March 3, 2010, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on April 1, 2010 to shareholders of record on March 18, 2010. This quarterly dividend is unchanged from both the previous quarter and one year ago. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on April 30, 2010 to shareholders of record on April 21, 2010.

Loan Growth

Total loans grew $46 million in the quarter and $289 million (3%) over the past year reflecting the realities of significantly moderated economic activity and a cautious outlook regarding the timing and strength of the economic recovery. Lingering recessionary effects continue to impact new deal flow, particularly in the equipment financing and real estate construction portfolios. Slow loan growth also reflects both expected and unexpected repayments on existing loans. Consistent with fiscal 2009, some customers across each lending sector have prudently scaled back their operations and directed cash flows towards the repayment of debt. That being said, our acquisition of National Leasing will increase loans and the existing pipeline for new lending opportunities is encouraging. While our 2010 target for double-digit loan growth is aggressive in the current environment, our past results demonstrate that it is still an achievable objective.

Credit Quality

Overall credit quality continues to remain satisfactory and within expectations considering ongoing economic challenges. The dollar level of gross impaired loans was $146.4 million compared to $137.9 million last quarter. The dollar level of loans classified as impaired during the quarter of $45.7 million was largely offset by $30.7 million of impaired accounts that were paid down or resolved. Our proactive management and secured lending practices have assisted in the early identification and resolution of problem loans and we will remain diligent in this regard. The quarterly provision for credit losses of $3.7 million represented 16 basis points of average loans and was within our targeted range for the year of 15 to 20 basis points. While the level of gross impaired loans will continue to fluctuate as we progress through the bottom of the credit cycle, based on our present view of credit quality, actual losses are expected to remain within the Bank's range of acceptable levels.

Branch Deposit Growth

Deposits raised through our branch network and Canadian Western Trust Company were up 10% compared to a year earlier, but down 1% from last quarter. The demand and notice component within branch-raised deposits, which are typically lower cost, grew 37% in the last twelve months and were up 3% in the quarter. The significant growth in demand and notice deposits supports our strategies to further enhance and diversify the Bank's core funding sources and largely reflects CWT's appointment last year as trustee for a major Canadian investment dealer. In addition to the benefits of diversification, our success in shifting the deposit mix toward lower cost demand and notice deposits will provide an improved funding base and continue to support net interest margin.

Net Interest Margin

Compared to a year earlier, lower deposit costs, an improved deposit and securities mix, higher loan prepayment fees and more favourable spreads on both new and renewed loans all contributed toward a 57 basis point recovery in net interest margin (teb) to 2.56%. Net interest margin (teb) was up 22 basis points over the prior quarter mainly reflecting the maturities of higher cost one-year term deposits that were raised through the broker deposit network in the first quarter last year to increase liquidity during the peak of the global financial crisis. The current quarter net interest margin was more typical of spreads achieved prior to the crisis and edged closer to CWB's historical average much sooner in 2010 than initially anticipated. Further material improvements in margins for fiscal 2010 are unlikely without meaningful increases in the prime rate. Our acquisition of National Leasing is expected to have a positive impact on net interest margin, but we are also mindful of competitive influences in all of our markets that may work against further significant expansion.

Trust and Wealth Management Services

Our trust and wealth management businesses represent an important part of our overall strategy and continue to provide opportunities for earnings growth, geographic expansion, income diversification and brand awareness. Canadian Western Trust Company, which includes our Optimum Mortgage business, continued to post very strong financial performance and we are optimistic about opportunities to grow the contributions from these sources. We are also very positive about the future earnings potential of Valiant Trust Company, which is actively adding new client relationships through its strong marketing efforts and was recently approved as a federal deposit-taking institution. Adroit Investment Management Ltd. continued to grow its assets under management and we will look to further expand our presence in wealth management through both organic growth and acquisitions.

Insurance

Canadian Direct Insurance Incorporated (Canadian Direct) started the year with record net income of $3.3 million. Strong results included a $1.9 million before tax contribution from Canadian Direct's share of the Alberta risk sharing pools (the Pools) and solid performance in the home lines of business that reflect improved pricing and favourable weather conditions. The Pools' results included a $1.5 million before tax decrease in unpaid claims reserves as a result of a December 2009 decision by the Supreme Court of Canada that denied leave to appeal the cap on minor injuries suffered in an automobile accident.

Outlook

CWB's first quarter results represent an exceptional start for fiscal 2010. Net interest margin recovered significantly from the trough level experienced in the second quarter of 2009 and, given a normal operating environment, we expect margin will remain relatively stable for the remainder of the year. First quarter other income included a very strong contribution from the insurance segment and was further augmented by a high level of securities gains that is unlikely to be sustained going forward. Meeting our target for double-digit loan growth will be challenging until we enter a period of sustained economic growth, but we are very positive about our position to capitalize on growth opportunities once the economic recovery takes hold. We are also very confident about the benefits of our proven business plan and core geographic position in Western Canada. All of our subsidiaries have excellent growth prospects and the acquisition of National Leasing represents an important step in further broadening our product lines and enhancing geographic diversification. We expect economic challenges in our markets to persist, particularly in areas related to natural gas exploration in Alberta, but our solid balance sheet and strong capital base ensure that we are very well positioned to manage through any ongoing challenges. We are also ready to capitalize on other strategic opportunities, including further acquisitions, that support our commitment to create value and growth for shareholders over the long-term.

We look forward to reporting our fiscal 2010 second quarter results on June 3, 2010.

Q1 Results Conference Call

CWB's first quarter results conference call is scheduled for Thursday, March 4, 2010 at **2:00 p.m. ET (12:00 p.m. MT)**. The Bank's executives will comment on financial results and respond to questions from analysts and institutional investors.

The conference call may be accessed on a listen-only basis by dialing 647-427-7450 or toll-free 1-888-231-8191. The call will also be webcast live on the Bank's website, www.cwbankgroup.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call will be available until March 18, 2010 by dialing 416-849-0833 (Toronto) or 1-800-642-1687 (toll-free) and entering passcode 56178290.

About Canadian Western Bank Group

Canadian Western Bank offers a full range of business and personal banking services across the four western provinces and is the largest Canadian bank headquartered in Western Canada. The Bank, along with its operating subsidiaries, Canadian Western Trust Company, Valiant Trust Company, Canadian Direct Insurance Incorporated, National Leasing Group Inc., Adroit Investment Management Ltd. and Canadian Western Financial Ltd., collectively offer a diversified range of financial services across Canada and are together known as Canadian Western Bank Group. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol 'CWB'. Refer to www.cwbankgroup.com for additional information.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Kirby Hill, CFA
Assistant Vice President, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with Canadian Western Bank's (CWB or the Bank) *unaudited interim consolidated financial statements* for the period ended January 31, 2010, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2009, available on SEDAR at www.sedar.com and the Bank's website at www.cwbankgroup.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2009 remain substantially unchanged.

Overview

CWB recorded exceptional first quarter results reflecting record financial performance from both business segments. First quarter net income from banking and trust operations of $36.7 million was up 48% ($11.9 million) compared to one year ago despite ongoing economic challenges and uncertainty regarding both the timing and strength of the recovery. The positive revenue contributions from a strong recovery in net interest margin, 3% loan growth and slightly higher other income offset the impact of 11% ($3.7 million) higher non-interest expenses and a $0.3 million increase in the quarterly provision for credit losses. Canadian Direct Insurance Incorporated (Canadian Direct) posted record quarterly net income of $3.3 million, up $2.5 million from a year earlier. Insurance segment results included a $1.9 million before tax ($1.3 million after tax) earnings contribution from Canadian Direct's share of the Alberta risk sharing pools and solid results in the core underwriting business. Consolidated net income increased 56% ($14.4 million) from a year earlier to $40.0 million. First quarter earnings per diluted common share of $0.52 ($0.57 basic) grew 30% over the prior year and includes the net impact from the preferred units issued in March 2009.

Compared to the previous quarter, consolidated net income was up 32% ($9.7 million) reflecting the combined impact of the recovery in net interest margin, a $4.3 million increase in other income – including $2.4 million higher gains on sale of securities – $1.3 million lower non-interest expenses and modest loan growth. Diluted earnings per common share increased 33% ($0.13) over the prior quarter.

First quarter return on equity was a record 18.0%, a significant increase from 14.7% a year earlier. Return on assets was 1.25%, up from 0.93% last year. Compared to the same quarter in 2009, improved profitability ratios were positively impacted by very strong growth in net interest income due to the recovery in net interest margin and strong other income. These factors were partially offset by the net impact from CWB's preferred unit offerings completed in March 2009 and increased non-interest expenses. Compared to the prior quarter, return on equity was up 430 basis points, while return on assets increased 34 basis points.

Total Revenues (teb)

Total revenues, on a taxable equivalent basis (teb – see definition following Financial Highlights table), comprising both net interest income and other income, reached $100.7 million for the quarter, up 31% ($23.7 million) compared to a year earlier. Record quarterly total revenues reflect the positive impact of a strong recovery in net interest margin and an 18% ($4.3 million) increase in other income. Compared to last quarter, total revenues were up 12% ($10.6 million) including a $6.3 million increase in net interest income and $4.0 million higher other income.

Net Interest Income (teb)

Quarterly net interest income of $74.3 million was up 36% ($19.7 million) compared to the same period last year driven by a 57 basis point recovery in net interest margin to 2.56% and 3% loan growth. The recovery in net interest margin compared to the same quarter in 2009 reflects lower deposit costs, an improved deposit and securities mix, higher loan prepayment fees and more favourable spreads on both new and renewed loans. Given the Bank's current position and anticipated competitive influences going forward, management expects that a further material increase in margin from current levels is unlikely without meaningful increases to the prime lending interest rate.

Net interest income was up 9% ($6.3 million) compared to the previous quarter reflecting a 22 basis point increase in net interest margin and modest loan growth. The improved net interest margin compared to the prior quarter mainly reflects the maturity of high cost one-year term deposits raised through the broker deposit network during the peak of the global financial crisis.

Note 13 to the unaudited interim consolidated financial statements summarizes the Bank's exposure to interest rate risk as at January 31, 2010. The estimated sensitivity of net interest income to a change in interest rates is presented in the table below. The amounts represent the estimated change in net interest

income over the time periods shown resulting from a one-percentage point change in interest rates. The estimates are based on a number of assumptions and factors, which include:

- a constant structure in the interest sensitive asset liability portfolio;
- floor levels for various deposit liabilities;
- prime rate decreases limited to 0.25% due to the historical low levels of interest rates;
- interest rate changes affecting interest sensitive assets and liabilities by proportionally the same amount and applied at the appropriate re-pricing dates; and
- no early redemptions.

($ thousands)	January 31 2010	October 31 2009	January 31 2009 (1)
Impact of 1% increase in interest rates			
1 year	$ (2,066)	$ (6,574)	$ 12,394
1 year percentage change	(0.8)%	(2.5) %	5.8 %
Impact of 1% decrease in interest rates			
1 year	$ 8,532	$ 10,241	$ (18,144)
1 year percentage change	3.2 %	3.8 %	(8.5)%

1) Methodology for the calculation of interest sensitivity at January 31, 2009 does not include a minimum interest rate level for certain deposit accounts that were included in the calculation for the subsequent periods shown.

As at January 31, 2010, a one-percentage point increase in interest rates would decrease net interest income by 0.8% over the following twelve months; this compares to January 31, 2009 when a one-percentage point increase in interest rates would have increased net interest income by 5.8% over the following twelve months. During 2009, to better manage interest rate sensitivity against falling interest rates, many prime-based loans were negotiated with a floor rate and a corresponding minimum interest rate level. Should the prime rate decrease further, the rate on these loans would remain fixed. However, when the prime rate increases, the rate on these loans only begins to go up once the floor rate is passed. In modeling the effects of a one-percentage point increase in interest rates, not all loans would increase by the full 1%, whereas, it is assumed that all liabilities increase by the full amount. The result is a decrease in net income when interest rates rise by one-percentage point, however, this effect is diminished on further increases in interest rates beyond the floor level.

As at January 31, 2010, a one-percentage point decrease in interest rates would increase net interest income by 3.2% over the following twelve months; this compares to January 31, 2009 when a one-percentage point decrease in interest rates would have decreased net interest income by 8.5% over the following twelve months. When modeling a one-percentage point decrease, the rates on prime-based loans with a negotiated floor rate do not decrease, whereas, the remainder of prime-based loans decrease by only 0.25%. Many liabilities are subject to the full one-percentage point decrease and thereby cause net interest income to rise on a decrease in rates.

Based on the interest rate gap position at January 31, 2010, it is estimated that a one-percentage point increase in all interest rates would decrease other comprehensive income by $16.1 million, net of tax (October 31, 2009 – $21.4 million); it is estimated that a one-percentage point decrease in all interest rates at January 31, 2010 would increase other comprehensive income by a similar amount.

It is management's intention to continue to manage the asset liability structure and interest rate sensitivity through pricing and product policies, as well as through the use of interest rate swaps or other appropriate hedging techniques.

Other Income

First quarter other income of $26.4 million was up 18% ($4.0 million) from a year earlier reflecting growth across almost all areas. Quarterly net insurance revenues increased 168% ($3.6 million) over the same period last year reflecting a positive $1.9 million before tax contribution from Canadian Direct's share of the Alberta risk sharing pools (the Pools) and favourable claims experience in the core product lines. The Pools' results in the quarter included a $1.5 million before tax decrease in unpaid claims reserves specifically related to a December 2009 decision by the Supreme Court of Canada that denied leave to appeal the earlier ruling regarding the cap on minor injuries suffered in an automobile accident. Credit related fee income was up 27% ($1.5 million) while trust and wealth management services revenues and retail services fee income increased 14% ($0.6 million) and 9% ($0.2 million) respectively. Gains on sale of securities of $6.5 million continued to provide a significant source of other income, but were down from

$8.1 million realized in the same quarter last year. Compared to the previous quarter, other income was up 19% ($4.3 million) reflecting a $2.4 million increase in gains on sale of securities, an 18% ($1.1 million) increase in credit related fee income and 13% ($0.7 million) higher net insurance revenues.

Credit Quality

Overall credit quality remained satisfactory and within current expectations. The Bank's primary markets continue to be materially impacted by global economic factors, particularly as they relate to demand for commodities. Despite these challenges, management believes that Western Canada is positioned to benefit significantly once major global economies commence a sustained period of economic growth.

(unaudited) ($ thousands)	For the three months ended January 31 2010	October 31 2009	January 31 2009	Change from January 31 2009
Gross impaired loans, beginning of period	$ 137,944	$ 105,229	$ 91,635	51%
New formations	45,745	70,612	33,028	39
Reductions, impaired accounts paid down or returned to performing status	(30,682)	(35,733)	(12,414)	147
Write-offs	(6,605)	(2,164)	(4,464)	48
Total[3]	$ 146,402	$ 137,944	$ 107,785	36%
Balance of the ten largest impaired accounts	$ 79,513	$ 76,101	$ 70,485	13%
Total number of accounts classified as impaired	234	224	176	33
Total number of accounts classified as impaired under $1 million	209	199	158	32
Gross impaired loans as a percentage of total loans[1]	1.57 %	1.49 %	1.19 %	38bp[2]

(1) Total loans do not include an allocation for credit losses or deferred revenue and premiums.
(2) bp – basis point change.
(3) Gross impaired loans includes foreclosed assets held for sale with a carrying value of $nil (October 31, 2009 - $nil and January 31, 2009 – $901).

Gross impaired loans at January 31, 2010 were $146.4 million, compared to $137.9 million last quarter and $107.8 million a year earlier. Two large accounts with a combined balance of $32.4 million became impaired in the fourth quarter of fiscal 2009 and represent the majority of the net increase in gross impaired loans compared to a year earlier. The ten largest accounts classified as impaired measured by dollars outstanding represented approximately 54% of the total gross impaired loans at quarter end, compared to 55% in the prior quarter and 65% a year earlier. As in prior quarters, slow foreclosure processes on residential real estate in the western provinces lengthens the timeframe required to resolve certain impaired accounts.

Gross impaired loans represented 1.57% of total loans at quarter end, compared to 1.49% last quarter and 1.19% one year ago. The first quarter net new specific allowance for credit losses as a percentage of average loans was 25 basis points; this compares to the Bank's average over the past ten fiscal years of 13 basis points (including fiscal 2006 when recoveries exceeded losses). It is expected that the level of impaired loans will continue to experience considerable fluctuations as progress through the bottom of the current cycle continues. However, actual losses are expected to remain within acceptable levels. The dollar level of gross impaired loans fluctuates as loans become impaired and are subsequently resolved and does not directly reflect the dollar value of expected write-offs given the tangible security held against the Bank's lending positions. The Bank establishes its current estimates of expected write-offs through detailed analyses of both the overall quality and ultimate marketability of the security held against impaired accounts. In consideration of current credit quality and the loan portfolio as at January 31, 2010, management expects the fiscal 2010 provisions for credit losses will remain in a range of 15 to 20 basis points of average loans, consistent with the target range established for fiscal 2010. The addition of National Leasing Group Inc (National Leasing) in the second quarter 2010 will affect the provisions for credit losses and will increase the actual range going forward given the nature of its loan portfolio. Note 16 to the unaudited interim consolidated financial statements summarizes the Bank's acquisition of National Leasing, completed February 1, 2010.

The Bank's long-standing strategy with respect to managing the allowance for credit losses has been to maintain consistent provisions to cover both identified and unidentified losses. The purpose of the general allowance for credit losses is to mitigate the timing impact of unidentified losses in the portfolio. Results in the first quarter are consistent with management's expectations that the level of the general allowance will fluctuate as specific losses are recognized and subsequently written-off. Based on results from ongoing stress-testing of the portfolio under various credit scenarios, the adequacy of the general allowance for credit losses is deemed sufficient in consideration of management's current expectations for credit quality and the secured nature of the existing loan portfolio.

The total allowance for credit losses (general and specific) represented 50% of gross impaired loans at quarter end, compared to 55% last quarter and 69% one year ago. The total allowance for credit losses (general and specific) was $72.6 million at January 31, 2010, compared to $75.5 million last quarter and $74.5 million a year earlier. The general allowance as a percentage of risk-weighted loans was 70 basis points, down from 73 basis points last quarter and 74 basis points one year ago.

Non-interest Expenses

Effective execution of CWB's strategic plan, focused on long-term and sustainable growth, will continue to require increased spending in certain areas. Significant expenditures relate to additional staff complement as well as expanded premises and technology upgrades. Spending in these areas is an integral part of the Bank's commitment to maximize shareholder value over the long-term and is expected to provide material benefits in future periods. A key technology highlight for the first quarter was the successful implementation of an integrated general ledger system that is expected to provide significant efficiencies going forward. In support of management's objective to enhance the Bank's market presence, two additional full-service banking branches are expected to open late in 2010.

First quarter non-interest expenses of $40.2 million increased 11% ($3.8 million) compared to last year. Within non-interest expenses, salary and benefit costs were up 11% ($2.6 million) with the increase mainly attributed to increased staff complement, additional stock-based compensation charges and annual salary increments. Premises and equipment expenses were up $1.0 million in the aggregate over the same quarter last year while other expenses increased $0.4 million. Non-interest expenses declined $1.3 million compared to the prior quarter mainly resulting from a decrease in salary expense related to restricted share units reflecting CWB's lower average share price in the quarter. Lower advertising expense compared to the prior quarter also contributed to the change in non-interest expenses and resulted from a planned delay in marketing initiatives.

The first quarter efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues (teb), was 40.0%, compared to 47.3% last year and 46.1% in the previous quarter. The significant improvement reflects the combined positive impact on total revenues due to a strong recovery in net interest margin, increased other income, including gains on sale of securities, and ongoing loan growth. The first quarter efficiency ratio (teb) was well within the fiscal 2010 target of 48% or better. While the Bank will continue to closely manage discretionary spending, the exceptional first quarter efficiency ratio (teb) is not considered a sustainable benchmark. Planned expenditures coupled with expectations for declining gains on sale of securities will likely lead to a higher efficiency ratio for the remainder of the year. That being said, the annual efficiency ratio (teb) is expected to be better than the fiscal 2010 target of 48%.

Income Taxes

The first quarter income tax rate (teb) was 29.3%, down 190 basis points from one year ago, while the tax rate before the teb adjustment was 25.9%, or 220 basis points lower. The decrease from last year reflects the 100 basis point decrease in the basic federal income tax rate effective July 31, 2009, and the 50 basis point decrease in BC's provincial tax rate effective January 1, 2010. CWB's expected income tax rate (teb) for fiscal 2010 is 28.8%, or 24.6% before the teb adjustment.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI), all net of income taxes, and totaled $42.7 million for the first quarter, compared to $30.8 million in the same period last year. As previously noted, first quarter net income was up 56% ($14.4 million) compared to one year ago. This increase was partly offset by lower OCI as a result of lower unrealized gains on derivative instruments designated as cash flow hedges, which reflects market value fluctuations related to changes in both market credit spreads and interest rates, as well as shifts in the interest rate curve.

Balance Sheet

Total assets were relatively unchanged from the prior quarter and increased 7% ($735 million) in the past year to reach $11,642 million.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $2,170 million at January 31, 2010, compared to $2,189 million last quarter and $1,724 million one year ago. The unrealized gain recorded on the balance sheet at January 31, 2010 was $29.7 million, compared to $24.8 million last quarter and an unrealized loss of $13.2 million as at January 31, 2009. The change in unrealized gains and losses compared to January 31, 2009 is primarily attributed to a market value improvement in the Bank's preferred share portfolio; unrealized gains in this portfolio totaled $13.7 million as at January 31, 2010, compared to unrealized losses of $25.8 million one year ago. The cash and securities portfolio is mainly comprised of high quality debt instruments that are not held for trading purposes. Fluctuations in fair value are generally attributed to changes in interest rates, market credit spreads and shifts in the interest rate curve.

Realized gains on sale of securities in the first quarter were $6.5 million, compared to $4.1 million in the previous quarter and $8.1 million in the same quarter last year. Gains on sale of securities in both the current and prior periods mainly resulted from investment strategies and unusual market conditions that allowed the Bank to capitalize on opportunities to realize gains while maintaining relatively comparable yields on reinvestment in other high quality investment grade securities. While further gains on sale of securities are expected to occur, based on management's current view, the quarterly dollar amount of these gains is likely to reduce as the year progresses.

Treasury Management

High liquidity levels have been maintained since August 2007 in response to disruptions and related uncertainties in financial markets. Many of the foregoing uncertainties have now subsided and the Bank is now reducing liquidity to levels that are considered more normal. Compared to prior periods where liquidity levels were exceptionally high, this reduction has had a positive impact on net interest margin. Average liquidity balances, net of securities sold under repurchase agreements, were up compared to the same quarter last year, but lower than the previous quarter. High average cash and securities balances in the current period primarily reflect the anticipated settlement of the purchase of National Leasing. Comparatively slower loan growth also contributed to increased liquidity compared to both the Bank's internal target and a year earlier. Average liquidity is expected to decrease further in future periods, although elevated levels may be maintained compared to what would be held under more robust economic and market environments.

Loans

Total loans grew $46 million in the quarter and $289 million (3%) in the past twelve months to reach $9,282 million. The impact of ongoing economic uncertainty and both expected and unexpected repayments (payouts and pay downs) on existing loans continued to constrain growth. Measured by lending sector, personal and general commercial portfolios experienced strong growth for the quarter, while equipment financing and energy loans showed significant declines. Growth in real estate loans was relatively flat compared to the prior quarter. Year-over-year loan growth shows a similar sector trend. The equipment financing portfolio will benefit in the second quarter from the acquisition of National Leasing. On a pro forma basis, including the on-balance sheet assets of National Leasing, consolidated year-to-date loan growth as at February 1, 2010 would have been approximately 4%.

Looking forward, loan growth is expected to remain constrained as moderated economic activity in Western Canada continues, particularly in the Bank's real estate construction and equipment financing portfolios. Construction loans are relatively short in duration and there are now fewer quality lending opportunities in this area. The equipment financing portfolio also has a short duration with loans fully repaid over a period of three to five years. The substantial reduction in natural gas prices has had a significant negative impact on conventional exploration activity and continues to adversely affect cash flows for companies involved in oil and gas services, particularly in Alberta. On a more positive note, crude oil prices have remained relatively stable of late and exploration and production companies appear to be increasing their capital budgets tied to conventional oil exploration. There is also clear evidence supporting increased capital investment in both the Alberta oil sands and the shale gas deposits in BC. CWB continues to believe that Western Canada's resource-based economies are poised for a comparatively faster recovery than the rest of Canada once major global economies begin to expand. While management believes CWB's 2010 target for double-digit loan growth is still attainable, the absence of a sustained economic recovery will make the achievement of this goal a challenge.

Loans in the Bank's alternative mortgage business, Optimum Mortgage (Optimum), increased 10% in the quarter and 26% over the past twelve months to reach $615 million. Real estate values and residential sales activity in Western Canada continued to show good resilience. Optimum's newly established offering of higher ratio mortgages insured by either the Canada Mortgage and Housing Corporation or Genworth Financial Canada showed positive results and management expects insured mortgages will continue to become a larger component of this portfolio over time. For uninsured mortgages, which currently represent approximately 73% of Optimum's total portfolio, the Bank remains well secured via conventional residential first mortgages carrying a weighted average underwritten loan-to-value ratio at initiation of approximately 70%. The large majority of all Optimum mortgages carry a fixed interest rate with the principal amortized over 25 years or less. Management remains committed to grow this business over time as it continues to produce strong returns while maintaining an acceptable risk profile.

Deposits

Total branch deposits, including those raised by Canadian Western Trust Company (CWT), were up 10% ($536 million) compared to a year earlier, but down 1% ($30 million) from the previous quarter. The demand and notice component within branch deposits was up 37% ($876 million) compared to the same time last year and 3% ($97 million) from last quarter. The significant growth in demand and notice deposits supports management's objective to further enhance and diversify the Bank's core funding sources and primarily reflects CWT's appointment last year as trustee for a major Canadian investment dealer. The Internet-based division of the Bank named *Canadian Direct Financial*™ has shown good success and management is optimistic about its ongoing potential to provide a valued source of deposits.

Total deposits at quarter end were $10,004 million, up 4% ($387 million) from the previous quarter and 5% ($481 million) over the past year. Total branch deposits measured as a percentage of total deposits were 61% at January 31, 2010, compared to 64% in the previous quarter and 58% a year earlier. Compared to January 31, 2009, the increase in branch-raised deposits as a percentage of total deposits reflects very strong growth in the demand and notice component that more than offset a 2% ($92 million) increase in fixed rate term deposits raised through the deposit broker network. Demand and notice deposits represented 32% of total deposits at quarter end, compared to 33% in the previous quarter and 25% a year earlier.

Other Assets and Other Liabilities

Other assets at January 31, 2010 totaled $190 million, compared to $211 million last quarter and $190 million one year ago. Other liabilities at quarter end were $302 million, compared to $657 million the previous quarter and $304 million last year. The decrease in other liabilities compared to the prior quarter reflects the absence of securities sold under repurchase agreements which are sometimes used for short-term cash management purposes.

Off-Balance Sheet

Off-balance sheet items include trust assets under administration and assets under management. Trust assets under administration totaled $5,462 million at January 31, 2010, compared to $5,467 million last quarter and $4,141 million one year ago. Assets under management were $881 million at quarter end, compared to $878 million last quarter and $810 million one year ago. Other off-balance sheet items are comprised of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit), and the non-consolidated variable interest entity. CWB does not utilize, nor does it have exposure to, collateralized debt obligations or credit default swaps. For additional information regarding other off-balance sheet items refer to Notes 14 and 20 to the audited consolidated financial statements on pages 82 and 88 respectively in the Bank's 2009 Annual Report.

Capital Management

At January 31, 2010, CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 15.1%, down from 15.4% at October 31, 2009, but up from 13.0% a year earlier. The lower total capital adequacy ratio compared to the prior quarter reflects the redemption of $60.0 million of subordinated debentures on November 20, 2009. The Tier 1 ratio at quarter end was 11.6%, compared to 11.3% last quarter and 8.7% at the same time last year. Compared to one year ago, CWB's Tier 1 capital increased with the issuance of $209.8 million preferred units and the retention of earnings, net of dividends. The higher Tier 1 ratio compared to the prior quarter reflects the retention of earnings, net of dividends, slightly offset by growth in risk weighted assets. The Bank's acquisition of National Leasing is expected to have a modest negative impact on the Bank's capital adequacy ratios.

CWB expects to remain very well capitalized. The ongoing retention of earnings will support capital requirements associated with the anticipated achievement of the 2010 minimum performance targets. The Bank's very strong capital ratios are currently above management's targeted thresholds and this position of strength provides considerable flexibility to pursue strategic growth opportunities. Management continues to evaluate alternatives to deploy capital for the long-term benefit of CWB shareholders, which includes the potential for further strategic acquisitions.

In the fall of 2009, the Office of the Superintendent of Financial Institutions Canada (OSFI) indicated to the Canadian financial institution industry that amendments would be forthcoming to the capital adequacy guidelines as a result of a global review of the adequacy of capital levels during the global financial crisis. In December 2009, the Basel Committee on Banking Supervision (the Committee) issued a Consultative Document entitled *Strengthening the Resilience of the Banking Sector* for comment by April 16, 2010. The document as written represents a substantial change to the current guideline and has a strong emphasis on the quality and characteristics of Tier 1 capital. The Committee did not provide any indication as to minimum regulatory capital levels as they expect significant feedback and will study the quantitative impact of the draft framework before calibrating the standards. The Committee's initial time line would result in new standards being issued by the end of 2010 to be phased in by the end of 2012. It is too early to predict the impact of the new standards on CWB's capital ratios. That being said, CWB has a very strong capital position and expects implementation of the final set of standards should be relatively easy to manage given the lack of complexity in the Bank's current composition of regulatory capital, including an already strong component of tangible common equity.

Further information relating to the Bank's capital position is provided in Note 15 to the quarterly financial statements as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2009.

Book value per common share at January 31, 2010 was $12.67 compared to $12.16 last quarter and $11.10 one year ago.

Common shareholders received a quarterly cash dividend of $0.11 per common share on January 8, 2010. On March 3, 2010, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on April 1, 2010 to shareholders of record on March 18, 2010. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on April 30, 2010 to shareholders of record on April 21, 2010.

Changes in Accounting Policies

There were no new significant accounting policies adopted during the quarter for purposes of presenting the Bank's financial statements under Canadian generally accepted accounting principles.

Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011 and will include comparative information for the prior year.

During 2008, the Bank commenced a four stage project to identify and evaluate the impact of the transition to IFRS on the consolidated financial statements and develop a plan to complete the transition. The project plan includes the following phases – diagnostic, design and planning, solution development, and implementation. The diagnostic and the design and planning phases are complete, and the solution development phase is expected to be completed by the end of fiscal 2010. Further information on the Bank's transition plan is provided on pages 56 to 58 of the 2009 Annual Report.

The impact of the transition to IFRS on the Bank's consolidated financial statements for current standards is not yet determinable. CWB continues to monitor the International Accounting Standards Board's proposed changes to standards during Canada's transition to IFRS. These proposed changes may have a significant impact on the Bank's implementation plan and future financial statements.

Controls and Procedures

There were no changes in the Bank's internal controls over financial reporting that occurred during the quarter ended January 31, 2010 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

National Leasing was acquired subsequent to quarter end and the Bank's certifying officers have limited the scope of design of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) to exclude the controls, policies and procedures of this entity.

Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee's recommendation, approved by the Board of Directors of Canadian Western Bank, consistent with prior quarters.

Updated Share Information

As at February 26, 2010, there were 66,054,037 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable for up to 4,640,104 common shares for maximum proceeds of $88.1 million and 14,935,968 warrants that are each exercisable until March 3, 2014 to purchase one common share in the Bank at a price of $14.00.

Dividend Reinvestment Plan

The Bank's common shares (TSX: CWB) and preferred shares (TSX: CWB.PR.A) are currently deemed eligible to participate in CWB's dividend reinvestment plan (the "Plan"). The Plan provides holders of the Bank's eligible shares the opportunity to direct cash dividends toward the purchase of common shares. Further details for the Plan are available on the Bank's website at http://www.cwbankgroup.com/investor_relations/drip.htm. At the current time, for the purposes of the Plan, the Bank has elected to issue common shares from treasury at a 2% discount from the average market price (as defined in the Plan).

Normal Course Issuer Bid

On January 18, 2010, CWB received approval from the Toronto Stock Exchange to initiate a Normal Course Issuer Bid (NCIB) and purchase, for cancellation, up to 748,058 of its warrants. The NCIB commenced January 20, 2010 and will expire January 19, 2011. From January 20 to January 31, 2010, the Bank purchased and cancelled 4,500 warrants that had an average purchase price per warrant of $7.33; the aggregate amount of the warrant purchases was charged to retained earnings. A copy of the NCIB news release is available on the Bank's website and on SEDAR at www.sedar.com.

Summary of Quarterly Financial Information

	2010	2009				2008		
($ thousands)	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues (teb)	**$ 100,672**	$ 90,099	$ 85,538	$ 75,382	$ 76,947	$ 74,059	$ 76,375	$ 73,754
Total revenues	**98,109**	87,702	83,349	73,707	75,361	72,519	74,933	72,402
Net income	**40,035**	30,357	28,729	21,580	25,619	24,485	26,327	25,302
Earnings per common share								
Basic	**0.57**	0.42	0.39	0.30	0.40	0.39	0.42	0.40
Diluted	**0.52**	0.39	0.38	0.30	0.40	0.38	0.41	0.39
Total assets ($ millions)	**11,642**	11,636	11,331	11,450	10,907	10,601	10,057	10,038

The financial results for each of the last eight quarters are summarized above. In general, CWB's performance reflects a relatively consistent trend although the second quarter contains three fewer revenue earning days, or two fewer days in a leap year.

The Bank's quarterly financial results are subject to some fluctuation due to its exposure to property and casualty insurance. Insurance operations, which are primarily reflected in other income (refer to Results by Business Segment - Insurance), are subject to seasonal weather conditions, cyclical patterns of the industry and natural catastrophes. Mandatory participation in the Alberta auto risk sharing pools can also result in unpredictable quarterly fluctuations.

During the fourth quarter of 2008 and throughout fiscal 2009 the Bank's quarterly net interest income was negatively impacted by compression of the net interest margin that mainly resulted from consecutive reductions in the prime lending interest rate, coupled with significantly higher deposit costs and other spin-off effects of the global financial crisis. Gains on sale of securities, reflected in other income, were unusually high during the same period also mainly due to factors associated with the financial crisis, including a steep interest rate curve and wide credit spreads that allowed the Bank to capitalize on investment strategies. In the first quarter of fiscal 2010, net interest margin recovered to more typical levels achieved before the onset of the global financial crisis. Quarterly results can also fluctuate due to the recognition of periodic income tax items.

For details on variations between the prior quarters, refer to the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2009 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com and on CWB's website at www.cwbankgroup.com. The 2009 Annual Report and audited consolidated financial statements for the year ended October 31, 2009 are available on both SEDAR and the Bank's website.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust, and 2) insurance. Segmented information is also provided in Note 14 of the unaudited interim consolidated financial statements.

Banking and trust

Operations of the banking and trust segment include commercial and retail banking services, as well as personal and corporate trust services provided through Canadian Western Trust Company (CWT) and Valiant Trust Company (Valiant). The banking and trust segment also includes wealth management services provided through Adroit Investment Management Ltd. (Adroit) and will include the operations of newly acquired National Leasing Group Inc. (National Leasing), effective February 1, 2010.

Record net income of $36.7 million increased 48% ($11.9 million) compared to the same quarter last year mainly driven by a 57 basis point recovery in net interest margin (teb) to 2.54%. The margin recovery combined with ongoing loan growth increased net interest income (teb) by 37% ($19.5 million) and marked a return to historical levels earned before the onset of the global financial crisis. First quarter other income grew 2% over a year earlier as strong fee-based income, including a 27% ($1.5 million) increase in credit related fee income, offset a $1.6 million reduction in gains on sale of securities. The quarterly provision for credit losses was up 10% ($0.3 million) over the prior year and represented 16 basis points of average loans. Lingering effects related to the recessionary economic climate continued to constrain loan growth. The strong recovery in net interest margin (teb) compared to a year earlier mainly resulted from much lower deposit costs, an improved deposit and securities mix, and more favourable spreads on both new and renewed loans. The quarterly efficiency ratio (teb), which measures non-interest expense as a percentage of total revenues (teb), was 40.4%, compared to 46.2% last year. Non-interest expenses increased 11% ($3.7 million) over the same quarter last year and the significant improvement in the efficiency ratio was entirely attributed to growth in revenues due to the factors already noted.

Compared to the prior quarter, earnings were up 34% ($9.2 million) reflecting the positive revenue impact of a 22 basis point recovery in net interest margin (teb), a 21% ($3.6 million) increase in other income and modest loan growth. Total revenues (teb) grew 12% ($9.8 million) and included $6.2 million higher net interest income (teb). Gains on sale of securities and credit related fee income were up $2.4 million and $1.1 million, respectively. Non-interest expense declined $1.4 million compared to last quarter and contributed to a 640 basis point improvement in the efficiency ratio (teb). The provision for credit losses increased $0.3 million over the prior quarter.

($ thousands)	For the three months ended January 31 2010	October 31 2009	January 31 2009	Change from January 31 2009
Net interest income (teb)	$ 72,619	$ 66,387	$ 53,101	37 %
Other income	20,616	17,019	20,218	2
Total revenues (teb)	93,235	83,406	73,319	27
Provision for credit losses	3,713	3,393	3,369	10
Non-interest expenses	37,627	38,997	33,910	11
Provision for income taxes (teb)	15,129	13,490	11,151	36
Non-controlling interest in subsidiary	76	59	67	13
Net income	$ 36,690	$ 27,467	$ 24,822	48 %
Efficiency ratio (teb)	40.4 %	46.8 %	46.2 %	(580)bp
Efficiency ratio	41.4	48.0	47.2	(580)
Net interest margin (teb)	2.54	2.32	1.97	57
Net interest margin	2.46	2.24	1.91	55
Average loans (millions)[1]	$ 9,253	$ 9,161	$ 8,855	4 %
Average assets (millions)[1]	11,317	11,342	10,711	6

bp - basis point change.

teb - taxable equivalent basis, see definition following Financial Highlights table.

(1) Assets are disclosed on an average daily balance basis.

Insurance

The insurance segment is comprised of the operations of Canadian Direct Insurance Incorporated (Canadian Direct or CDI), which provides auto and home insurance to individuals in BC and Alberta.

Canadian Direct reported record quarterly net income of $3.3 million representing a $2.5 million increase from a year ago. Strong results included a positive $1.9 million before tax ($1.3 million after tax) contribution from Canadian Direct's share of the Alberta auto risk sharing pools (the Pools), an 8% increase in net earned premiums and improved claims experience. Excluding the impact of the Pools on first quarter results for both years, net income was up $1.1 million. Growth in net earned premiums was mainly due to increased policies and higher average premiums per policy in the home product lines of business. Improved claims experience compared to the first quarter of 2009 mainly reflects a significant drop in the loss ratio for the BC home product line which was adversely impacted last year by severe storm activity. The Pools' results in the quarter included a $1.5 million decrease in unpaid claims reserves that were initially reserved in the fourth quarter of fiscal 2008. The favourable adjustment was specifically related to a December 2009 decision by the Supreme Court of Canada that denied leave to appeal the earlier ruling regarding the cap on minor injuries suffered in an automobile accident.

Net income increased $0.5 million compared to the prior quarter as the Pools' positive results more than offset the seasonal aspect of the business where the first quarter is typically affected by a combination of higher claims experience due to winter weather and slower new policy growth. Barring any severe weather or other catastrophe type events, the maintenance of sound underwriting practices and increased policy sales during the busier spring and summer seasons should support continued strong results through the remainder of fiscal 2010.

	For the three months ended			Change from
($ thousands)	**January 31 2010**	October 31 2009	January 31 2009	January 31 2009
Net interest income (teb)	**$ 1,687**	$ 1,625	$ 1,495	13 %
Other income (net)				
Net earned premiums	**27,331**	27,072	25,215	8
Commissions and processing fees	**618**	697	654	(6)
Net claims and adjustment expenses	**(16,990)**	(17,559)	(18,651)	(9)
Policy acquisition costs	**(5,289)**	(5,199)	(5,106)	4
Insurance revenue (net)	**5,670**	5,011	2,112	168
Gains on sale of securities	**80**	57	21	282
Total revenues (net) (teb)	**7,437**	6,693	3,628	105
Non-interest expenses	**2,621**	2,576	2,495	5
Provision for income taxes (teb)	**1,471**	1,227	336	338
Net income	**$ 3,345**	$ 2,890	$ 797	320 %
Policies outstanding (#)	**177,272**	175,662	168,642	5
Gross written premiums	**$ 24,332**	$ 31,537	$ 23,103	5
Claims loss ratio[1]	**62 %**	65 %	74 %	(1,200)bp
Expense ratio[2]	**27**	26	28	(100)
Combined ratio[3]	**89**	91	102	(1,300)
Alberta auto risk sharing pools impact on net income before tax	**$ 1,913**	$ (722)	$ (158)	nm %
Average total assets (millions)	**214**	212	188	14

bp – basis point change.
teb – taxable equivalent basis, see definition following Financial Highlights table.
nm – not meaningful.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2010 Minimum Targets and Outlook

The minimum performance targets established for the 2010 fiscal year together with CWB's actual performance are presented in the table below:

	2010 Minimum Targets	**2010 Year-to-date Performance[1]**
Net income growth [2]	12%	**56%**
Total revenue (teb) growth	12%	**31%**
Loan growth	10%	**3%**
Provision for credit losses as a percentage of average loans	0.15% - 0.20%	**0.16%**
Efficiency ratio (teb)	48%	**40.0%**
Return on common equity [3]	13%	**18.0%**
Return on assets [4]	0.90%	**1.25%**

(1) 2010 year-to-date performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months, and performance for ratio targets is the current year-to-date results annualized.
(2) Net income, before preferred share dividends.
(3) Return on common equity calculated as annualized net income after preferred share dividends divided by average common shareholders' equity.
(4) Return on assets calculated as annualized net income after preferred share dividends divided by average total assets.

Lower deposit costs and a favourable shift in the deposit mix, together with strategies implemented in fiscal 2009 to help offset margin pressures, have resulted in a strong recovery in net interest margin to more normal historical levels in the first quarter. The Bank's record performance was additionally augmented by a continued high level of gains on sale of securities. Planned expenditures related to ongoing execution of CWB's strategic plan and the expected decline in the level of gains on sale of securities means that the efficiency ratio (teb) of 40.0% is not a sustainable new benchmark. That being said, exceptional first quarter results put the Bank in an excellent position to better the 48% annual target. Credit quality is sound despite an increase in gross impaired loans and management currently remains comfortable with the 2010 target range for provisions for credit losses. The acquisition of National Leasing will boost loan growth and the existing pipeline for new lending opportunities is encouraging. Management believes the achievement of double-digit loan growth for the year is still attainable, but will be challenging in the absence of a sustained economic recovery.

CWB is positioned early in the year to surpass its fiscal 2010 minimum targets, except for loan growth, by a considerable margin. The Bank intends to continue to build market share while maintaining its focus on high quality, secured loans that offer a fair and profitable return on investment. Deals will not be done for the sole purpose of increasing loan growth. Economic fundamentals in Western Canada are expected to remain favourable relative to the rest of Canada and management remains very confident about its proven business plan and future growth opportunities within the Bank's core geographic footprint. All of the Bank's subsidiaries also have excellent growth prospects and the economic recovery should lead to additional opportunities in this regard, particularly for National Leasing's niche market of commercial equipment leasing for small and mid-size transactions. The overall outlook for 2010 and beyond is positive.

This management's discussion and analysis is dated March 3, 2010.

Taxable Equivalent Basis (teb)
Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other banks. Total revenues, net interest income and income taxes are discussed on a taxable equivalent basis throughout this quarterly report to shareholders.

Non-GAAP Measures
Taxable equivalent basis, return on common shareholders' equity, return on assets, efficiency ratio, net interest margin, tangible common equity to risk-weighted assets, Tier 1 and total capital adequacy ratios, average balances, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions. The non-GAAP measures used in this MD&A are calculated as follows:

- taxable equivalent basis – described above;
- return on common shareholders' equity – net income less preferred share dividends divided by average shareholder's equity;
- return on assets – net income less preferred share dividends divided by average total assets;
- efficiency ratio – non-interest expenses divided by total revenues (net interest income plus other income);
- net interest margin – net interest income divided by average total assets;
- tangible common equity to risk-weighted assets – shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI);
- Tier 1 and total capital adequacy ratios – in accordance with guidelines issued by OSFI;
- average balances – average daily balances;
- claims loss ratio – net insurance claims and adjustment expenses as a percentage of net earned premiums;
- expense ratio – policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums; and
- combined ratio – sum of the claims loss and expense ratios.

Forward-looking Statements
From time to time, Canadian Western Bank (the Bank) makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions, or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada including the volatility and lack of liquidity in financial markets, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, regulatory and legal developments, the level of competition in the Bank's markets, the occurrence of weather-related and other natural catastrophes, changes in accounting standards and policies, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause the Bank's actual results to differ materially from the expectations expressed in such forward looking statements. Unless required by securities law, the Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Assumptions about the performance of the Canadian economy in 2010 and how it will affect CWB's businesses are material factors the Bank considers when setting its objectives. In setting minimum performance targets for fiscal 2010, management's expectations assumed: moderate economic growth in Canada aided by positive relative performance in the four western provinces; stable or slightly higher energy and commodity prices; sound credit quality with actual losses remaining within the Bank's range of acceptable levels; modest inflationary pressures; and, an improved net interest margin resulting from lower deposit costs, a stable prime lending interest rate, favourable yields on both new lending facilities and renewed accounts and relatively stable investment returns reflecting high quality assets held in the securities portfolio, partially offset by a reduction in the level of gains on the sale of securities compared to fiscal 2009.

Consolidated Statements of Income

(unaudited) ($ thousands, except per share amounts)		For the three months ended January 31 2010	October 31 2009	January 31 2009	Change from January 31 2009
Interest Income					
Loans		$ 116,841	$ 116,042	$ 119,268	(2) %
Securities		10,938	11,411	11,212	(2)
Deposits with regulated financial institutions		2,104	2,393	3,537	(41)
		129,883	129,846	134,017	(3)
Interest Expense					
Deposits		53,570	58,963	75,740	(29)
Subordinated debentures		4,570	5,268	5,267	(13)
		58,140	64,231	81,007	(28)
Net Interest Income		71,743	65,615	53,010	35
Provision for Credit Losses	(Note 5)	3,713	3,393	3,369	10
Net Interest Income after Provision for Credit Losses		68,030	62,222	49,641	37
Other Income					
Credit related		7,278	6,150	5,743	27
Insurance, net	(Note 2)	5,670	5,011	2,112	168
Trust and wealth management services		4,470	4,139	3,913	14
Retail services		2,016	1,865	1,844	9
Gains on sale of securities		6,497	4,103	8,143	(20)
Foreign exchange gains		435	647	555	(22)
Other		-	172	41	(100)
		26,366	22,087	22,351	18
Net Interest and Other Income		94,396	84,309	71,992	31
Non-Interest Expenses					
Salaries and employee benefits		26,390	26,704	23,837	11
Premises and equipment		7,028	6,996	6,028	17
Other expenses		6,520	7,373	6,149	6
Provincial capital taxes		310	500	391	(21)
		40,248	41,573	36,405	11
Net Income before Income Taxes and Non-Controlling Interest in Subsidiary		54,148	42,736	35,587	52
Income Taxes		14,037	12,320	9,901	42
		40,111	30,416	25,686	56
Non-Controlling Interest in Subsidiary		76	59	67	13
Net Income		$ 40,035	$ 30,357	$ 25,619	56 %
Preferred share dividends	(Note 9)	$ 3,802	$ 3,802	$ -	nm %
Net income available to common shareholders		$ 36,233	$ 26,555	$ 25,619	41
Average number of common shares (in thousands)		63,925	63,828	63,465	1
Average number of diluted common shares (in thousands)		70,090	68,683	63,667	10
Earnings Per Common Share					
Basic		$ 0.57	$ 0.42	$ 0.40	43
Diluted		$ 0.52	$ 0.39	$ 0.40	30

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheets

(unaudited) ($ thousands)		As at January 31 2010	As at October 31 2009	As at January 31 2009	Change from January 31 2009
Assets					
Cash Resources					
Cash and non-interest bearing deposits with financial institutions		$ 18,728	$ 17,447	$ 31,984	(41)%
Interest bearing deposits with regulated financial institutions	(Note 3)	266,158	266,980	430,594	(38)
Cheques and other items in transit		9,280	12,677	7,461	24
		294,166	297,104	470,039	(37)
Securities	(Note 3)				
Issued or guaranteed by Canada		930,048	854,457	338,844	174
Issued or guaranteed by a province or municipality		96,999	253,143	455,759	(79)
Other securities		828,737	783,809	444,166	87
		1,855,784	1,891,409	1,238,769	50
Securities Purchased Under Resale Agreements		20,000	-	15,000	33
Loans	(Notes 4 and 6)				
Residential mortgages		2,308,916	2,282,475	2,233,841	3
Other loans		7,045,834	7,029,177	6,834,088	3
		9,354,750	9,311,652	9,067,929	3
Allowance for credit losses	(Note 5)	(72,570)	(75,459)	(74,476)	(3)
		9,282,180	9,236,193	8,993,453	3
Other					
Land, buildings and equipment		41,248	39,252	31,195	32
Goodwill		9,360	9,360	9,360	-
Other intangible assets		6,152	6,465	7,412	(17)
Insurance related		56,583	55,932	52,011	9
Derivative related	(Note 7)	802	2,334	12,852	(94)
Other assets		75,359	97,823	76,981	(2)
		189,504	211,166	189,811	-
Total Assets		$ 11,641,634	$ 11,635,872	$ 10,907,072	7 %
Liabilities and Shareholders' Equity					
Deposits					
Payable on demand		$ 399,888	$ 359,176	$ 362,394	10 %
Payable after notice		2,820,033	2,778,601	1,982,001	42
Payable on a fixed date		6,679,000	6,374,461	7,073,702	(6)
Deposit from Canadian Western Bank Capital Trust		105,000	105,000	105,000	-
		10,003,921	9,617,238	9,523,097	5
Other					
Cheques and other items in transit		33,498	41,964	30,432	10
Insurance related		137,424	145,509	135,565	1
Derivative related	(Note 7)	64	74	97	(34)
Securities sold under repurchase agreements		-	300,242	-	-
Other liabilities		131,085	169,346	138,278	(5)
		302,071	657,135	304,372	(1)
Subordinated Debentures					
Conventional	(Note 8)	315,000	375,000	375,000	(16)
Shareholders' Equity					
Preferred shares	(Note 9)	209,750	209,750	-	nm
Common shares	(Note 9)	227,716	226,480	222,010	3
Contributed surplus		20,442	19,366	15,759	30
Retained earnings		540,951	511,784	466,841	16
Accumulated other comprehensive income (loss)		21,783	19,119	(7)	nm
		1,020,642	986,499	704,603	45
Total Liabilities and Shareholders' Equity		$ 11,641,634	$ 11,635,872	$ 10,907,072	7 %
Contingent Liabilities and Commitments	(Note 11)				

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(unaudited) ($ thousands)		For the three months ended January 31 2010	 January 31 2009
Retained Earnings			
Balance at beginning of period		$ 511,784	$ 448,203
Net income		40,035	25,619
Dividends – Preferred shares		(3,802)	-
– Common shares		(7,033)	(6,981)
Warrants purchased under normal course issuer bid		(33)	-
Balance at end of period		540,951	466,841
Accumulated Other Comprehensive Income (Loss)			
Balance at beginning of period		19,119	(5,203)
Other comprehensive income		2,664	5,196
Balance at end of period		21,783	(7)
Total retained earnings and accumulated other comprehensive income (loss)		562,734	466,834
Preferred Shares	(Note 9)		
Balance at beginning of period		209,750	-
Issued during the period		-	-
Balance at end of period		209,750	-
Common Shares	(Note 9)		
Balance at beginning of period		226,480	221,914
Issued under dividend reinvestment plan		758	-
Issued on exercise of options		304	60
Transferred from contributed surplus on exercise or exchange of options		130	36
Issued on exercise of warrants		44	-
Balance at end of period		227,716	222,010
Contributed Surplus			
Balance at beginning of period		19,366	14,234
Amortization of fair value of options		1,206	1,561
Transferred to common shares on exercise or exchange of options		(130)	(36)
Balance at end of period		20,442	15,759
Total Shareholders' Equity		**$ 1,020,642**	$ 704,603

Consolidated Statements of Comprehensive Income

(unaudited) ($ thousands)	For the three months ended January 31 2010	 January 31 2009
Net Income	$ 40,035	$ 25,619
Other Comprehensive Income, net of tax		
Available-for-sale securities:		
Gains from change in fair value[(1)]	8,634	9,020
Reclassification to other income[(2)]	(4,909)	(5,750)
	3,725	3,270
Derivatives designated as cash flow hedges:		
Gains from change in fair value[(3)]	783	3,436
Reclassification to net interest income[(4)]	(1,844)	(1,510)
	(1,061)	1,926
	2,664	5,196
Comprehensive Income for the Period	**$ 42,699**	$ 30,815

(1) Net of income tax expense of $2,793 (2009 – tax expense - $3,753).
(2) Net of income tax benefit of $1,588 (2009 – tax benefit - $2,393).
(3) Net of income tax expense of $336 (2009 – tax expense - $1,550).
(4) Net of income tax benefit of $791 (2009 – tax benefit - $681).

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Cash Flow

(unaudited) ($ thousands)		For the three months ended January 31 2010	January 31 2009
Cash Flows from Operating Activities			
Net income		$ 40,035	$ 25,619
Adjustments to determine net cash flows			
Provision for credit losses		3,713	3,369
Depreciation and amortization		2,379	2,126
Amortization of fair value of employee stock options		1,206	1,561
Future income taxes, net		40	(1,625)
Gain on sale of securities, net		(6,497)	(8,143)
Accrued interest receivable and payable, net		(12,725)	11,800
Current income taxes payable, net		(14,074)	(3,978)
Other items, net		7,224	(7,562)
		21,301	23,167
Cash Flows from Financing Activities			
Deposits, net		386,683	277,378
Securities sold under repurchase agreements, net		(300,242)	-
Debentures redeemed		(60,000)	-
Dividends		(10,835)	(6,981)
Common shares issued	(Note 9)	1,107	60
Warrants purchased under normal course issuer bid	(Note 9)	(33)	-
		16,680	270,457
Cash Flows from Investing Activities			
Interest bearing deposits with regulated financial institutions, net		122	39,200
Securities, purchased		(1,380,990)	(739,636)
Securities, sale proceeds		2,041,717	627,894
Securities, matured		(618,718)	107,326
Securities purchased under resale agreements, net		(20,000)	62,000
Loans, net		(49,700)	(372,753)
Land, buildings and equipment		(4,062)	(1,105)
Business acquisitions		-	(6,481)
		(31,631)	(283,555)
Change in Cash and Cash Equivalents		6,350	10,069
Cash and Cash Equivalents at Beginning of Period		(11,840)	(1,056)
Cash and Cash Equivalents at End of Period *		$ (5,490)	$ 9,013
* Represented by:			
Cash and non-interest bearing deposits with financial institutions		$ 18,728	$ 31,984
Cheques and other items in transit (included in Cash Resources)		9,280	7,461
Cheques and other items in transit (included in Other Liabilities)		(33,498)	(30,432)
Cash and Cash Equivalents at End of Period		$ (5,490)	$ 9,013
Supplemental Disclosure of Cash Flow Information			
Amount of interest paid in the period		$ 78,367	$ 70,216
Amount of income taxes paid in the period		28,071	15,504

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Summary of Significant Accounting Policies

Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2009. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2009 as set out on pages 66 to 100 of the Bank's 2009 Annual Report. As at January 31, 2010, securities purchased under reverse resale agreements as reported on the consolidated balance sheet are now identified as securities sold under repurchase agreements.

2. Insurance Revenues, Net

Insurance revenues, net, as reported in other income on the consolidated statement of income is presented net of net claims and adjustment expenses and policy acquisition costs.

	For the three months ended		
	January 31 2010	October 31 2009	January 31 2009
Net earned premiums	**$ 27,331**	$ 27,072	$ 25,215
Commissions and processing fees	**618**	697	654
Net claims and adjustment expenses	**(16,990)**	(17,559)	(18,651)
Policy acquisition costs	**(5,289)**	(5,199)	(5,106)
Total, net	**$ 5,670**	$ 5,011	$ 2,112

3. Securities

Net unrealized gains (losses) reflected on the balance sheet follow:

	As at January 31 2010	As at October 31 2009	As at January 31 2009
Interest bearing deposits with regulated financial institutions	**$ 6,689**	$ 7,390	$ 6,540
Securities			
Issued or guaranteed by Canada	**901**	1,594	2,452
Issued or guaranteed by a province or municipality	**1,250**	2,547	7,112
Other securities	**20,887**	13,266	(29,288)
Unrealized gain (losses), net	**$ 29,727**	$ 24,797	$ (13,184)

The securities portfolio is primarily comprised of high quality debt instruments and preferred shares that are not held for trading purposes and, where applicable, are typically held until maturity. Fluctuations in value are generally attributed to changes in market credit spreads, interest rates and shifts in the interest rate curve. Unrealized losses are considered to be other than permanent in nature.

4. Loans

The composition of the Bank's loan portfolio by geographic region and industry sector follow:

($ millions)	British Columbia	Alberta	Saskatchewan	Manitoba	Other	Total	January 31 2010 Composition Percentage	October 31 2009 Composition Percentage	January 31 2009 Composition Percentage
Loans to Individuals									
Residential mortgages[2]	$ 982	$ 1,023	$ 119	$ 97	$ 88	$ 2,309	25 %	25 %	24 %
Other loans	64	101	15	3	1	184	2	2	4
	1,046	1,124	134	100	89	2,493	27	27	28
Loans to Businesses									
Commercial	779	1,344	88	85	311	2,607	28	27	27
Construction and real estate[3]	1,134	1,422	165	71	176	2,968	32	31	29
Equipment financing	301	682	48	15	129	1,175	12	13	14
Energy	-	112	-	-	-	112	1	2	2
	2,214	3,560	301	171	616	6,862	73	73	72
Total Loans[1]	$ 3,260	$ 4,684	$ 435	$ 271	$ 705	$ 9,355	100 %	100 %	100 %
Composition Percentage									
January 31, 2010	35 %	50 %	5 %	3 %	7 %	100 %			
October 31, 2009	35 %	50 %	5 %	3 %	7 %	100 %			
January 31, 2009	36 %	52 %	4 %	2 %	6 %	100 %			

(1) This table does not include an allocation for credit losses or deferred revenue and premiums.
(2) Includes single- and multi-unit residential mortgages and project (interim) mortgages on residential property.
(3) Includes commercial term mortgages and project (interim) mortgages for non-residential property.

5. Allowance for Credit Losses

The following table shows the changes in the allowance for credit losses:

	For the three months ended January 31, 2010			For the three months ended October 31, 2009		
	Specific Allowance	General Allowance for Credit Losses	Total	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	$ 14,306	$ 61,153	$ 75,459	$ 12,998	$ 61,216	$ 74,214
Provision for credit losses	5,827	(2,114)	3,713	3,456	(63)	3,393
Write-offs	(6,605)	-	(6,605)	(2,164)	-	(2,164)
Recoveries	3	-	3	16	-	16
Balance at end of period	$ 13,531	$ 59,039	$ 72,570	$ 14,306	$ 61,153	$ 75,459

	For the three months ended January 31, 2009		
	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	$ 15,011	$ 60,527	$ 75,538
Provision for credit losses	2,974	395	3,369
Write-offs	(4,464)	-	(4,464)
Recoveries	33	-	33
Balance at end of period	$ 13,554	$ 60,922	$ 74,476

6. Impaired and Past Due Loans

Outstanding gross loans and impaired loans, net of allowances for credit losses, by loan type, are as follows:

	As at January 31, 2010				As at October 31, 2009			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,533,375	$ 19,128	$ 1,115	$ 18,013	$ 1,452,682	$ 14,805	$ 1,207	$ 13,598
Real estate[1]	3,944,058	79,143	3,220	75,923	3,909,991	76,643	5,611	71,032
Equipment financing	1,284,931	18,233	2,954	15,279	1,412,344	26,408	6,196	20,212
Commercial	2,592,386	29,898	6,242	23,656	2,536,635	20,088	1,292	18,796
Total [3]	$ 9,354,750	$ 146,402	$ 13,531	132,871	$ 9,311,652	$ 137,944	$ 14,306	123,638
General allowance[2]				(59,039)				(61,153)
Net impaired loans after general allowance				$ 73,832				$ 62,485

	As at January 31, 2009			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,323,201	$ 12,700	$ 534	$ 12,166
Real estate[1]	3,864,064	75,092	4,697	70,395
Equipment financing	1,416,287	16,115	5,963	10,152
Commercial	2,464,377	3,878	2,360	1,518
Total	$ 9,067,929	$ 107,785	$ 13,554	94,231
General allowance[2]				(60,922)
Net impaired loans after general allowance				$ 33,309

(1) Multi-family residential mortgages are included in real estate loans.
(2) The general allowance for credit risk is not allocated by loan type.
(3) Gross impaired loans includes foreclosed assets with a carrying value of $nil (October 31, 2009 - $nil and January 31, 2009 – $901) which are held for sale.

6. Impaired and Past Due Loans – continued

Outstanding impaired loans, net of allowance for credit losses, by provincial location of security, are as follows:

	As at January 31, 2010			As at October 31, 2009		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 80,478	$ 4,854	$ 75,624	$ 74,847	$ 7,651	$ 67,196
British Columbia	33,623	2,058	31,565	37,655	5,000	32,655
Saskatchewan	1,570	645	925	1,632	609	1,023
Manitoba	684	29	655	337	23	314
Other[2]	30,047	5,945	24,102	23,473	1,023	22,450
Total	$ 146,402	$ 13,531	132,871	$ 137,944	$ 14,306	123,638
General allowance[1]			(59,039)			(61,153)
Net impaired loans after general allowance			$ 73,832			$ 62,485

	As at January 31, 2009		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 54,925	$ 5,205	$ 49,720
British Columbia	50,166	7,134	43,032
Saskatchewan	1,801	609	1,192
Manitoba	388	388	-
Other	505	219	286
Total	$ 107,785	$ 13,555	94,230
General allowance[1]			(60,922)
Net impaired loans after general allowance			$ 33,308

[1] The general allowance for credit risk is not allocated by province.
[2] Included in Other is a corporate loan with security that is not identifiable to a specific province.

During the quarter ended January 31, 2010, interest recognized as income on impaired loans totaled $117 (2009 - $206).

Gross impaired loans exclude certain past due loans where payment of interest or principal is contractually in arrears, which are not classified as impaired. Details of such past due loans that have not been included in the gross impaired amount are as follows:

	As at January 31, 2010				
	1 - 30 days	31 - 60 days	61 - 90 days	More than 90 days	Total
Residential mortgages	$ 6,896	$ 9,375	$ 1,460	$ 1,165	$ 18,896
Other loans	23,232	10,992	1,853	-	36,077
	$ 30,128	$ 20,367	$ 3,313	$ 1,165	$ 54,973
Total as at October 31, 2009	$ 27,533	$ 29,272	$ 4,694	$ -	$ 61,499
Total as at January 31, 2009	$ 20,729	$ 24,990	$ 3,489	$ -	$ 49,208

7. Derivative Financial Instruments

For the quarter ended January 31, 2010, a net unrealized after tax gain of $783 (2009 - $3,436) was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges, and $nil (2009 - $nil) was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. For the quarter ended January 31, 2010, a net gain after tax of $1,844 (2009 - $1,510) was reclassified to net income. A net gain of $601 (2009 - $5,801) after tax recorded in accumulated other comprehensive income (loss) as at January 31, 2010 is expected to be reclassified to net income in the next 12 months and will offset variable cash flows from floating rate loans.

7. Derivative Financial Instruments – continued

The following table shows the notional value outstanding for derivative financial instruments and the related fair value:

	As at January 31, 2010			As at October 31, 2009		
	Notional Amount	**Positive Fair Value**	**Negative Fair Value**	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges[1]	$ 145,000	$ 748	$ -	$ 235,000	$ 2,265	$ -
Equity contracts[2]	2,000	-	12	2,000	-	33
Foreign exchange contracts[3]	5,463	52	52	2,496	44	41
Embedded derivatives in equity-linked deposits[2]	n/a	2	-	n/a	25	-
Other forecasted transactions	-	-	-	-	-	-
Derivative related amounts		$ 802	$ 64		$ 2,334	$ 74

	As at January 31, 2009		
	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges	$ 513,000	$ 12,848	$ 75
Equity contracts	4,400	-	169
Foreign exchange contracts	4,280	4	37
Embedded derivatives in equity-linked deposits	n/a	184	-
Other forecasted transactions	-	-	-
Derivative related amounts		$ 13,036	$ 281

(1) Interest rate swaps outstanding at January 31, 2010 mature between March and June 2010.
(2) Equity contracts and equity-linked deposits outstanding at January 31, 2010 mature between March 2010 and March 2011.
(3) Foreign exchange contracts outstanding at January 31, 2010 mature between February and June 2010.

n/a – not applicable.

There were no forecasted transactions that failed to occur during the quarter ended January 31, 2010.

8. Subordinated Debentures

On November 20, 2009, conventional subordinated debentures in the amount of $60,000 were redeemed by the Bank at face value.

9. Capital Stock

Share Capital

	For the three months ended			
	January 31, 2010		January 31, 2009	
	Number of Shares	**Amount**	Number of Shares	Amount
Preferred Shares - Series 3				
Outstanding at beginning of period	8,390,000	$ 209,750	-	$ -
Issued during the period	-	-	-	-
Outstanding at end of period[1]	8,390,000	209,750	-	-
Common Shares				
Outstanding at beginning of period	63,903,460	226,480	63,457,142	221,914
Issued under dividend reinvestment plan[2]	36,146	758	-	-
Issued on exercise or exchange of options	34,143	304	10,990	60
Transferred from contributed surplus on exercise or exchange of options	-	130	-	36
Issued on exercise of warrants	3,200	44	-	-
Outstanding at end of period[3]	63,976,949	227,716	63,468,132	222,010
Share Capital		$ 437,466		$ 222,010

(1) Holders of the Preferred Shares – Series 3 are entitled to receive non-cumulative quarterly fixed dividends for the initial five-year period ending April 30, 2014 of 7.25% per annum, payable quarterly, as and when declared. For further information on dividend rates after April 30, 2014, refer to Note 18 of the audited consolidated financial statements for the year ended October 31, 2009 (see page 85 of the 2009 Annual Report).
(2) During the quarter, shares were issued at a 2% discount from the average closing price of the five trading days preceding the dividend payment date.
(3) On February 1, 2010, 2,065,088 common shares were issued as part of the acquisition of National Leasing Group (Note 16).

9. Capital Stock - continued

Warrants to Purchase Common Shares

Number of Warrants	For the three months ended January 31 2010	January 31 2009
Outstanding at beginning of period	**14,964,356**	-
Issued	**-**	-
Purchased and cancelled	**(4,500)**	-
Exercised	**(3,200)**	-
Outstanding at end of period	**14,956,656**	-

Normal Course Issuer Bid

On January 18, 2010, the Bank received approval from the Toronto Stock Exchange to institute a Normal Course Issuer Bid (NCIB) to purchase and cancel up to 748,058 of its warrants. The NCIB commenced January 20, 2010 and will expire January 19, 2011. From January 20 to January 31, 2010, the Bank purchased and cancelled 4,500 warrants at an aggregate cost of $33 which was charged to retained earnings.

10. Stock-Based Compensation

Stock Options

	For the three months ended			
	January 31, 2010		January 31, 2009	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**4,394,605**	**$ 18.66**	5,204,882	$ 20.83
Granted	**358,291**	**22.09**	990,035	11.76
Exercised or exchanged	**(55,000)**	**13.83**	(21,000)	10.07
Forfeited	**(29,665)**	**17.88**	-	-
Balance at end of period	**4,667,731**	**$ 18.98**	6,173,917	$ 19.41

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 55,500 options (2009 – 21,000) exercised or exchanged in the three months ended January 31, 2010, option holders exchanged the rights to 33,650 options (2009 – 15,000) and received 12,293 shares (2009 – 4,990) in return under the cashless settlement alternative.

For the quarter ended January 31, 2010, salary expense of $1,206 (2009 – $1,561) was recognized relating to the estimated fair value of options. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 2.6% (2009 – 2.1%), (ii) expected option life of 4.0 years (2009 – 4.0 years), (iii) expected volatility of 44% (2009 – 35%), and (iv) expected dividends of 2.0% (2009 – 4.0%). The weighted average fair value of options granted was estimated at $7.16 (2009 – $1.90) per share.

Further details relating to stock options outstanding and exercisable at January 31, 2010 follow:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 8.58 to $13.78	1,190,235	3.2	$ 12.08	216,500	$ 13.78
$15.46 to $17.58	1,157,200	2.0	16.61	712,000	16.44
$19.16 to $21.46	1,062,890	1.9	21.45	753,100	21.44
$22.09 to $26.38	1,034,126	3.3	24.41	284,700	24.96
$28.11 to $31.18	223,280	2.9	31.13	-	-
Total	4,667,731	2.6	$ 18.98	1,966,300	$ 19.30

10. Stock-Based Compensation – continued

Restricted Share Units

Under the Restricted Share Unit (RSU) plan, certain employees are eligible to receive an award in the form of RSUs. Each RSU entitles the holder to receive the cash equivalent of the market value of the Bank's common shares at the vesting date and an amount equivalent to the dividends paid on the common shares during the vesting period. RSUs vest on each anniversary of the grant in equal one-third installments over a vesting period of three years. Salary expense is recognized evenly over the vesting period, except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire.

For the quarter ended January 31, 2010, salary expense of $375 ($261 net of tax) was recognized related to RSUs (2009 - nil). As at January 31, 2010, the liability for the RSUs held under this plan was $4,360 (2009 - nil). At the end of each period, the liability and salary expense are adjusted to reflect changes in the market value of the Bank's common shares.

	For the three months ended	
Number of RSUs	**January 31 2010**	January 31 2009
Restricted Share Units		
Balance at beginning of period	**285,197**	-
Granted	**13,240**	-
Vested	**-**	-
Forfeited	**(3,681)**	-
Balance at end of period	**294,756**	-

11. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 20 of the Bank's audited consolidated financial statements for the year ended October 31, 2009 (see page 88 of the 2009 Annual Report) and include:

	As at January 31 2010	As at October 31 2009	As at January 31 2009
Guarantees and standby letters of credit			
Balance outstanding	**$ 187,786**	$ 196,380	$ 217,270
Business credit cards			
Total approved limit	**11,025**	10,496	11,763
Balance outstanding	**2,794**	2,566	2,703

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, management does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

12. Financial Instruments

As a financial institution, most of the Bank's balance sheet is comprised of financial instruments and the majority of net income results from gains, losses, income and expenses related to the same.

Financial instrument assets include cash resources, securities, securities purchased under resale agreements, loans and derivative financial instruments. Financial instrument liabilities include deposits, securities sold under repurchase agreements, derivative financial instruments and subordinated debentures.

The use of financial instruments exposes the Bank to credit, liquidity and market risk. A discussion of how these and other risks are managed can be found in the 2009 consolidated annual financial statements.

The value of financial assets recorded on the consolidated balance sheets at January 31, 2010 at fair value (cash, securities, securities purchased under resale agreements and derivatives) was determined using published market prices quoted in active markets for 97% (2009 – 98%) of the portfolio and estimated using a valuation technique based on observable market data for 3% (2009 – 2%) of the portfolio. The value of liabilities recorded on the consolidated balance sheet at fair value (derivatives and securities sold under repurchase agreements) was determined using a valuation technique based on observable market data. There were no financial instruments that were measured using unobservable market data.

The table below sets out the fair values of financial instruments (including certain derivatives) using the valuation methods and assumptions outlined in the 2009 consolidated annual financial statements. The table does not include assets and liabilities that are not considered financial instruments.

	January 31, 2010			October 31, 2009		
	Book Value	**Fair Value**	**Fair Value Over (Under) Book Value**	Book Value	Fair Value	Fair Value Over (Under) Book Value
Assets						
Cash resources	**$ 294,166**	**$ 294,166**	**$ -**	$ 297,104	$ 297,104	$ -
Securities	**1,855,784**	**1,855,784**	**-**	1,891,409	1,891,409	-
Securities purchased under resale agreements	**20,000**	**20,000**	**-**	-	-	-
Loans[1]	**9,364,019**	**9,407,326**	**43,307**	9,320,749	9,368,074	47,325
Other assets[2]	**84,730**	**84,730**	**-**	97,179	97,179	-
Derivative related	**802**	**802**	**-**	2,334	2,334	-
Liabilities						
Deposits[1]	**10,016,880**	**10,132,300**	**115,420**	9,628,949	9,739,360	110,411
Other liabilities[3]	**228,190**	**228,190**	**-**	265,295	265,295	-
Securities sold under repurchase agreements	**-**	**-**	**-**	300,242	300,242	-
Subordinated debentures	**315,000**	**318,397**	**3,397**	375,000	377,363	2,363
Derivative related	**64**	**64**	**-**	74	74	-

(1) Loans and deposits exclude deferred premiums and deferred revenue, which are not financial instruments.
(2) Other assets exclude land, buildings and equipment, goodwill and other intangible assets, reinsurers' share of unpaid claims and adjustment expenses, future income tax asset, prepaid and deferred expenses, financing costs and other items that are not financial instruments.
(3) Other liabilities exclude future income tax liability, deferred revenue, unearned insurance premiums and other items that are not financial instruments.
(4) For further information on interest rates associated with financial assets and liabilities, including derivative instruments, refer to Note 13.

13. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 28 of the audited consolidated financial statements for the year ended October 31, 2009 (see page 93 of the 2009 Annual Report). The following table shows the gap position for selected time intervals.

Asset Liability Gap Positions

($ millions)	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Non-interest Sensitive	Total
January 31, 2010								
Assets								
Cash resources and securities	$ 59	$ 44	$ 632	$ 735	$ 1,264	$ 83	$ 68	$ 2,150
Loans	4,724	593	899	6,216	3,058	109	(81)	9,302
Other assets	-	-	-	-	-	-	190	190
Derivative financial instruments[1]	-	-	152	152	-	-	-	152
Total	4,783	637	1,683	7,103	4,322	192	177	11,794
Liabilities and Equity								
Deposits	3,935	733	1,913	6,581	3,334	105	(16)	10,004
Other liabilities	3	6	26	35	35	8	224	302
Debentures	-	-	70	70	170	75	-	315
Shareholders' equity	-	-	-	-	-	-	1,021	1,021
Derivative financial instruments[1]	152	-	-	152	-	-	-	152
Total	$ 4,090	$ 739	$ 2,009	$ 6,838	$ 3,539	$ 188	$ 1,229	$ 11,794
Interest Rate Sensitive Gap	$ 693	$ (102)	$ (326)	$ 265	$ 783	$ 4	$ (1,052)	$ -
Cumulative Gap	$ 693	$ 591	$ 265	$ 265	$ 1,048	$ 1,052	$ -	$ -
Cumulative Gap as a percentage of total assets	5.9 %	5.0 %	2.2 %	2.2 %	8.9 %	8.9 %	- %	- %
October 31, 2009								
Cumulative gap	$ 486	$ 275	$ 208	$ 208	$ 1,052	$ 1,073	$ -	$ -
Cumulative gap as a Percentage of total assets	4.1 %	2.3 %	1.8 %	1.8 %	8.9 %	9.0 %	- %	- %
January 31, 2009								
Cumulative gap	$ 1,295	$ 1,371	$ 432	$ 432	$ 805	$ 766	$ -	$ -
Cumulative gap as a percentage of total assets	11.3 %	12.0 %	3.8 %	3.8 %	7.0 %	6.7 %	- %	- %

(1) Derivative financial instruments are included in this table at the notional amount.
(2) Accrued interest is excluded in calculating interest sensitive assets and liabilities.
(3) Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

The effective, weighted average interest rates for each class of financial assets and liabilities are shown below:

	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Total
January 31, 2010							
Total assets	3.8 %	2.8 %	3.9	3.7 %	5.0 %	5.0 %	4.2 %
Total liabilities	0.7	1.9	2.9	1.4	3.4	5.7	2.2
Interest rate sensitive gap	3.1 %	0.9 %	1.0 %	2.3 %	1.6 %	(0.7)%	2.0 %
October 31, 2009							
Total assets	3.8 %	2.6 %	4.5 %	3.8 %	4.9 %	5.8 %	4.3 %
Total liabilities	0.7	2.4	3.1	1.4	3.6	5.8	2.3
Interest rate sensitive gap	3.1 %	0.2 %	1.4 %	2.4 %	1.3 %	- %	2.0 %
January 31, 2009							
Total assets	3.9 %	3.1 %	5.0 %	4.0 %	5.4 %	6.4 %	4.5 %
Total liabilities	1.3	2.5	3.9	2.3	4.2	5.8	2.9
Interest rate sensitive gap	2.6 %	0.6 %	1.1 %	1.7 %	1.2 %	0.6 %	1.6 %

Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would decrease net interest income by approximately 0.8% or $2,066 (October 31, 2009 - 2.5 % or $6,574) and decrease other comprehensive income $16,052 (October 31, 2009 - $21,355) net of tax, respectively over the following twelve months. A one-percentage point decrease in all interest rates would increase net interest income by approximately 3.2% or $8,532 (October 31, 2009 – 3.8% or $10,241) and increase other comprehensive income $16,052 (October 31, 2009 - $21,355) net of tax.

14. Segmented Information

The Bank operates principally in two industry segments - banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides banking, trust and wealth management services to personal clients, small to medium-sized commercial business clients and institutional clients primarily in Western Canada. The insurance segment provides home and auto insurance to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	January 31 2010	October 31 2009	January 31 2009	**January 31 2010**	October 31 2009	January 31 2009
Net interest income (teb)[1]	**$ 72,619**	$ 66,387	$ 53,101	**$ 1,687**	$ 1,625	$ 1,495
Less teb adjustment	**2,379**	2,219	1,438	**184**	178	148
Net interest income per financial statements	**70,240**	64,168	51,663	**1,503**	1,447	1,347
Other income[2]	**20,616**	17,019	20,218	**5,750**	5,068	2,133
Total revenues	**90,856**	81,187	71,881	**7,253**	6,515	3,480
Provision for credit losses	**3,713**	3,393	3,369	**-**	-	-
Non-interest expenses	**37,627**	38,997	33,910	**2,621**	2,576	2,495
Provision for income taxes	**12,750**	11,271	9,713	**1,287**	1,049	188
Non-controlling interest in subsidiary	**76**	59	67	**-**	-	-
Net income	**$ 36,690**	$ 27,467	$ 24,822	**$ 3,345**	$ 2,890	$ 797
Total average assets ($ millions)[3]	**$ 11,317**	$ 11,342	$ 10,711	**$ 214**	$ 212	$ 188

	Total		
	Three months ended		
	January 31 2010	October 31 2009	January 31 2009
Net interest income (teb)[1]	**$ 74,306**	$ 68,012	$ 54,596
Less teb adjustment	**2,563**	2,397	1,586
Net interest income per financial statements	**71,743**	65,615	53,010
Other income	**26,366**	22,087	22,351
Total revenues	**98,109**	87,702	75,361
Provision for credit losses	**3,713**	3,393	3,369
Non-interest expenses	**40,248**	41,573	36,405
Provision for income taxes	**14,037**	12,320	9,901
Non-controlling interest in subsidiary	**76**	59	67
Net income	**$ 40,035**	$ 30,357	$ 25,619
Total average assets ($ millions)[3]	**$ 11,531**	$ 11,554	$ 10,899

(1) Taxable Equivalent Basis (teb) – Most financial institutions analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other financial institutions.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses and includes gains on sale of securities.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

15. Capital Management

Capital for Canadian financial institutions is managed and reported in accordance with a capital management framework specified by OSFI commonly called Basel II.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return for shareholders.

Additional information about the Bank's capital management practices is provided in Note 31 to the 2009 audited financial statements beginning on page 97 of the 2009 Annual Report.

Capital Structure and Regulatory Ratios

	As at January 31 2010	As at October 31 2009	As at January 31 2009
Capital			
Tier 1	**$ 1,094,841**	$ 1,063,287	$ 787,859
Total	**1,420,842**	1,449,790	1,180,204
Capital ratios			
Tier 1	**11.6 %**	11.3 %	8.7 %
Total	**15.1**	15.4	13.0
Assets to capital multiple	**8.2 x**	8.1 x	9.3 x

During the quarter ended January 31, 2010, the Bank complied with all internal and external capital requirements.

16. Subsequent Event

On February 1, 2010, the Bank acquired 100% of the outstanding common shares of privately held National Leasing Group Inc. (National Leasing) in exchange for $52.8 million in cash, 2,065,088 common shares of the Bank and contingent consideration for a total agreed upon value of $130.0 million. Both the Bank and the vendors have the option to trigger the payment of the contingent consideration no earlier than November 1, 2012. Any required adjustment to the contingent consideration will be recognized as an adjustment to goodwill in the period in which the contingency is resolved.

National Leasing is a commercial equipment leasing company for small to mid-size transactions, headquartered in Winnipeg, Manitoba. National Leasing has over 58,000 existing lease agreements with a collective book value of approximately $650 million, including securitized leases which comprise approximately one half of the portfolio and are off-balance sheet.

17. Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011 and will include comparative information for the prior year.

During 2008, the Bank commenced a four stage project to identify and evaluate the impact of the transition to IFRS on the consolidated financial statements and develop a plan to complete the transition. The project plan includes the following phases - diagnostic, design and planning, solution development, and implementation. The diagnostic and the design and planning phases are complete, and the solution development phase is expected to be completed by the end of fiscal 2010.

The impact of the transition to IFRS on the Bank's consolidated financial statements for current standards is not yet determinable. CWB continues to monitor the International Accounting Standards Board's proposed changes to standards during Canada's transition to IFRS. These proposed changes may have a significant impact on the Bank's implementation plan and future financial statements.

Head Office
Canadian Western Bank & Trust
Suite 3000, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Toll-free: 1-800-663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Toll-free: 1-866-313-1872
Fax: (403) 233-2857
Website: www.valianttrust.com

Adroit Investment Management Ltd.
Suite 1250, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3N6
Telephone: (780) 429-3500
Fax: (780) 429-9680
Website: www.adroitinvestments.ca

National Leasing Group Inc.
1525 Buffalo Place
Winnipeg, MB T3T 1L9
Toll-free: 1-888-599-1966
Toll-free fax: 1-866-408-0729
Website: www.nationalleasing.com

Stock Exchange Listings
The Toronto Stock Exchange
Common Shares: CWB
Series 3 Preferred Shares: CWB.PR.A
Common Share Purchase Warrants: CWB.WT

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Eligible Dividends Designation
CWB designates all dividends for both common and preferred shares paid to Canadian residents as "eligible dividends", as defined in the *Income Tax Act* (Canada), unless otherwise noted.

Dividend Reinvestment Plan
CWB's dividend reinvestment plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage and commission fees. For information about participation in the plan, please contact the Transfer Agent and Registrar or visit www.cwbankgroup.com.

Investor Relations
For further financial information contact:
Kirby Hill, CFA
Assistant Vice President, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 969-8326
E-mail: InvestorRelations@cwbank.com

Online Investor Information
Additional investor information including supplemental financial information and corporate presentations are available on CWB's website at www.cwbankgroup.com.

Quarterly Conference Call and Webcast
CWB's quarterly conference call and live audio webcast will take place on March 4, 2010 at 2:00 p.m. ET. The webcast will be archived on the Bank's website at www.cwbankgroup.com for sixty days. A replay of the conference call will be available until March 18, 2010 by dialing (416) 849-0833 or toll-free (800) 642-1687 and entering passcode 56178290.